UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

OR

☐        Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File number 1-7933

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aon Savings Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aon Corporation

200 E. Randolph Drive

Chicago, Illinois 60601

S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee acting as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AON SAVINGS PLAN

BY THE COMMITTEE

/s/ JOHN A.RESCHKE
John A. Reschke

Date:

June 28, 2010

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AON SAVINGS PLAN

Years Ended December 31, 2009 and 2008

With Report of Independent Registered Public Accounting Firm

Employer Plan Identification # 36-3051915

Plan # 020

AON SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Retirement Plan Governance and Investment Committee

Aon Savings Plan

We have audited the accompanying statements of net assets available for benefits of Aon Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Chicago, Illinois
June 28, 2010

Employer Plan Identification # 36-3051915
Plan # 020

AON SAVINGS PLAN

Statements of Net Assets Available for Benefits

(in thousands)

	December 31
	2009	2008

Assets

Investments, at Fair Value:
Aon Corporation Common Stock	$159,822	$230,588
Brokerage Accounts - Other Common and Preferred Stocks and Mutual Funds	19,391	14,022
Investments Held in Mutual Funds:
BlackRock Liquidity Funds FedFund Fund	261,500	—
State Street Global Advisors Government Short-Term Investment Fund	—	281,033
Vanguard REIT Index Fund	49,856	37,795
Vanguard Admiral Intermediate-Term Treasury Fund	103,121	112,019
Vanguard Capital Opportunities Fund	84,443	52,643
T. Rowe Price Growth Stock Fund	70,712	34,512
Dodge & Cox Common Stock Fund	149,609	101,505
PIMCO Total Return Fund	135,415	83,738
Wellington Small Cap Opportunities Fund	40,977	23,175
Wells Fargo Small Cap Value Fund	43,095	21,967
American Funds Euro-Pacific Growth Fund	165,208	100,861
Investments Held in Collective Trusts:
Ned Davis Research Asset Allocation Strategy Fund	95,186	86,737
State Street Global Advisors S&P 500 Strategy Fund	207,179	153,640
Participant Loans	18,403	17,130

Total Investments, at Fair Value	1,603,917	1,351,365

Contributions Receivable:
Participant	2,103	1,938
Company	1,642	10,620

Total Contributions Receivable	3,745	12,558

Net Assets Available for Benefits	$1,607,662	$1,363,923

See notes to financial statements.

Employer Plan Identification # 36-3051915
Plan # 020

AON SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

(in thousands)

	Year Ended December 31
	2009	2008

Additions

Net Investment Income:
Interest Income	$3,130	$9,475
Aon Corporation Dividends	2,888	3,607
Other Dividends	24,255	40,485

Total Net Investment Income	30,273	53,567

Contributions:
Transfer from Other Plan	59,335	—
Company	51,694	36,178
Participants	77,892	78,704
Rollovers	4,195	7,179

Total Contributions	193,116	122,061

Total Additions	223,389	175,628

Deductions:

Benefit Payments	(166,589)	(301,007)
Management and Administrative Fees	(1,324)	(1,301)

Total Deductions	(167,913)	(302,308)

Net Appreciation (Depreciation) in Fair Value of Investments	188,263	(423,078)

Net Increase (Decrease) in Net Assets Available for Benefits	243,739	(549,758)

Net Assets Available for Benefits at Beginning of Year	1,363,923	1,913,681

Net Assets Available for Benefits at End of Year	$1,607,662	$1,363,923

See notes to financial statements.

Employer Plan Identification # 36-3051915
Plan # 020

AON SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2009

1.                                      Description of Plan

General

The Aon Savings Plan (the Plan) was authorized by the Board of Directors of Aon Corporation (the Company or Plan Sponsor).  It is a defined contribution plan with a salary deferral feature and an employee stock ownership (ESOP) feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective January 1, 2004, the Aon Retirement Account was established as a separate account under the Plan.  The Aon Retirement Account is intended for employees hired after January 1, 2004, who are not eligible for participation in the Aon Pension Plan.

Effective January 1, 2003, the Aon Common Stock Fund and the ESOP Allocated Fund were merged into a single fund called the Aon Common Stock ESOP Fund (the ESOP Fund).  Participants have the option to reinvest dividends in additional shares of Aon common stock in the Plan or receive dividends in cash.  Additionally, effective January 1, 2003, participants are allowed to immediately diversify any Company-matching contributions allocated to the ESOP Fund.

Effective April 1, 2009, the Benfield Retirement Plan was merged with the Plan.  Employees of Benfield Holdings, Inc. or its subsidiaries or affiliates employed on November 28, 2008, became participants in the Plan effective January 1, 2009.

The Combined Insurance Company of America and Sterling Life Insurance subsidiaries were sold in April 2008.  Affected participants were allowed to voluntarily roll over their balances to their new employer’s plan or to an individual retirement account (IRA) or continue to maintain their balances within the Plan.

The following description of the Plan provides only general information.  Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.

1.                                      Description of Plan (continued)

Eligibility and Participation

Employees other than field sales agents or employees scheduled to work less than 20 hours per week are immediately eligible to participate.  Field sales agents and employees scheduled to work less than 20 hours per week are eligible to participate after completing one year of service and attaining the age of 21.  Participants must complete one year of service to be eligible for Company-matching contributions.

Contributions

Participant — Participant contributions are made by means of regular payroll deductions.  Non-highly compensated participants, as defined by the Internal Revenue Code (IRC), may elect to make contributions between 1% and 25% of their compensation, as defined by the Plan.  Highly compensated participants, as defined by the IRC, may elect to make contributions between 1% and 12% of their compensation, as defined by the Plan.  Participant contributions are limited to amounts allowed by the Internal Revenue Service (IRS).  Accordingly, the maximum participant contribution was $16,500 in 2009 and $15,500 in 2008.  In addition to regular participant contributions, catch-up contributions of up to $5,500 for 2009 and $5,000 for 2008 were allowed for any participants who were age 50 or older during the Plan year.

Effective January 1, 2007, new employees are automatically enrolled in the Plan at a default rate of 3% of compensation.  Employees hired on or after July 1, 2007, are automatically enrolled at a default rate of 4% of compensation.  Beginning April 2008, the automatic enrollment rate will increase 1% each April, up to the maximum of 6%, if a participant has completed six months of service by such date.  Participants can change their deferral percentage or investment selections at any time after initial enrollment.

Effective January 1, 2007, the Plan began allowing participants to make Roth 401(k) contributions to the Plan.  Roth contributions are made on an after-tax basis, and participants would then owe no further tax on these contributions or their earnings.

Company — For 2009, the Company contributes an amount equal to 100% of the first 6% of a participant’s compensation that a participant contributes to the Plan.  For 2008, the Company contributed an amount equal to 50% of the first 6% of a participant’s compensation that was contributed to the Plan (75% of the first 4% of a participant’s compensation for employees of Aon Human Capital Services, LLC). These contributions are made concurrent with participant contributions.  The Company may make a further discretionary contribution as determined by the Company’s Board of Directors.  For 2009 and 2008, this discretionary contribution was $0 and $5,989,000, respectively.

1.                                      Description of Plan (continued)

The Aon Retirement Account was funded entirely by Company contributions.  No employee contributions were allowed.  On February 4, 2009, the Company announced that the Aon Retirement Account portion of the Plan was being frozen with the effective date of December 31, 2008.

Investment Options

Both participant and Company contributions to the Plan will be invested in any of the various investment alternatives offered by the Plan in any whole percentages as directed by the participant.  Additionally, a Self-Managed Account is offered, whereby participants can invest their self-directed contributions in various stock, mutual funds and other investments.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of a) the Company’s contributions and b) Plan earnings (losses).  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are fully vested in their contributions plus actual earnings of the Plan.  Participants become 100% vested in the employer contributions (including amounts in the Aon Retirement Account) after five years of Plan service, according to a graded vesting schedule.

Forfeitures of $1,935,000 for 2009 and $8,355,000 for 2008 were used to provide partial funding for Company contributions and to pay other expenses of the Plan.

Benefit Payments

Upon retirement or termination of service, a participant will receive a lump-sum payment equal to his or her vested balance.  The participant may elect to receive this payment directly or to be rolled into another plan or IRA.  Vested amounts of the ESOP may be received in cash or Aon common stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

1.                                      Description of Plan (continued)

Participant Loans

Under the loan provision of the Plan, each participant is permitted one loan in a twelve-month period, and the outstanding balance of all loans made to a participant may not exceed the lesser of $50,000 or 50% of the vested portion of the participant’s account, excluding the ESOP and Aon Retirement Account portion of the account.  The interest rate for each loan is equal to 1% plus the prime rate as quoted in The Wall Street Journal for the last day of the month preceding the loan request.  Loans are made for a period of up to five years, except for residential loans that have a fixed repayment period of up to fifteen years.

2.                                      Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

Interest income is recorded as earned.  Dividend income is recorded on the ex-dividend date.  Realized gains or losses on investments are the difference between the proceeds received and the cost of investments sold as determined on a first-in, first-out basis.  The change in the difference between fair value and the cost of investments is reported as unrealized appreciation or depreciation of investments.

New Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value, and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009, and has used the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance (refer to Note 5 for these disclosures). Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

2.                                      Significant Accounting Policies (continued)

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements.  ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each class of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

Administrative Expenses

Administrative expenses of the Plan, including expenses of the Trustee, are paid from the Plan assets, except to the extent that the Company, at its discretion, may decide to pay such expenses.  The Company did not pay any Plan expenses in 2009 or 2008.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.                                      Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

3.                                      Fair Value Measurements (continued)

Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•      quoted prices for similar assets and liabilities in active markets

•      quoted prices for identical or similar assets or liabilities in markets that are not active

•      observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•      inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan.

Mutual funds and common stock:  valued at quotes obtained from national securities exchanges.

Collective trust funds:  valued at the NAV provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  These funds are primarily invested in publicly traded common stocks and bonds. Participant-directed and Plan redemptions have no restrictions.

Participant loans:  valued at their outstanding balances, which approximates cost.

3.             Fair Value Measurements (continued)

Investments at fair value as of December 31, 2009:

(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Common Stock	$167,478	$—	$—	$167,478
Common Collective Trusts:
Large Cap Stocks	—	207,179	—	207,179
Balanced Fund	—	95,186	—	95,186
Mutual Funds:
Short-Term Fund	266,635	—	—	266,635
Large Cap Stocks	311,364	—	—	311,364
Large Cap Stocks-Foreign	165,208	—	—	165,208
Small Cap-Stocks	84,072	—	—	84,072
REITs	49,856	—	—	49,856
Intermediate-Term Bonds	238,536	—	—	238,536
Participant Loans	—	—	18,403	18,403
Total Assets at Fair Value	$1,283,149	$302,365	$18,403	$1,603,917

Investments at fair value as of December 31, 2008:

(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Common Stock	$235,559	$—	$—	$235,559
Common Collective Trusts	—	240,377	—	240,377
Mutual Funds	858,299	—	—	858,299
Participant Loans	—	—	17,130	17,130
Total Assets at Fair Value	$1,093,858	$240,377	$17,130	$1,351,365

The table below sets forth a summary of changes in fair value of the Plan’s Level 3 investment assets for the years ended December 31, 2009 and 2008.

(in thousands)	Participant Loans
Balance at January 1, 2008	$22,891
Purchases, Sales, Issuances and Settlements (net)	(5,761)
Balance at December 31, 2008	17,130
Purchases, Sales, Issuances and Settlements (net)	67
Transfer from Other Plan	1,206
Balance at December 31, 2009	$18,403

4.             Investments

State Street Bank and Trust Company is the Trustee and custodian for all Plan assets.  The Trustee is a named fiduciary under ERISA.  The Trustee is a party-in-interest to the Plan because three investment fund options are State Street funds.

During 2009 and 2008, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows (in thousands):

	December 31
	2009		2008
		Net Realized		Net Realized
		and Unrealized		and Unrealized
		Appreciation		Appreciation
		(Depreciation)		(Depreciation)
		in Fair Value		in Fair Value
		of Investments		of Investments
	Fair	During	Fair	During
	Value	the Year	Value	the Year
Investments, at Fair Value:
Aon Corporation Common Stock	$159,822	$(35,831)	$230,588	$(14,325)
Brokerage Accounts-Other Common and Preferred Stocks, Mutual Funds and Other Investments	19,391	3,654	14,022	(6,290)
Investments in Mutual Funds:
BlackRock Liquidity Funds FedFund Fund	261,500	—	—	—
State Street Global Advisors Government Short-Term Investment Fund	—	—	281,033	—
Vanguard REIT Index Fund	49,856	9,968	37,795	(25,619)
Vanguard Capital Opportunities Fund	84,443	26,975	52,643	(40,596)
Wells Fargo Small Cap Value Fund	43,095	14,266	21,967	(13,736)
Dodge & Cox Common Stock Fund	149,609	35,696	101,505	(92,558)
PIMCO Total Return Fund	135,415	6,787	83,738	(4,410)
Wellington Small Cap Opportunities Fund	40,977	13,287	23,175	(17,602)
T. Rowe Price Growth Stock Fund	70,712	20,277	34,512	(25,155)
American Euro-Pacific Growth Fund	165,208	43,609	100,861	(79,064)
Vanguard Admiral Intermediate Term Treasury Fund	103,121	(9,493)	112,019	6,123
Investments in Collective Trusts:
Ned Davis Research Asset Allocation Strategy Fund	95,186	11,377	86,737	(18,346)
State Street Global Advisors S&P 500 Strategy Fund	207,179	47,691	153,640	(91,500)
Total	$1,585,514	$188,263	$1,334,235	$(423,078)

4.             Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows (in thousands):

	December 31
	2009	2008

Aon Corporation Common Stock	$159,822	$230,588
Investments in Mutual Funds:
BlackRock Liquidity Funds FedFund Fund	261,500	—
State Street Global Advisors Government Short-Term Investment Fund	—	281,033
Vanguard Admiral Intermediate Term Treasury Fund	103,121	112,019
Dodge & Cox Common Stock Fund	149,609	101,505
American Euro-Pacific Growth Fund	165,208	100,861
Vanguard Capital Opportunities Fund	84,443	*
PIMCO Total Return Fund	135,415	83,738
Investments in Collective Trusts:
Ned Davis Research Asset Allocation Strategy Fund	95,186	86,737
State Street Global Advisors S&P 500 Strategy Fund	207,179	153,640

*Below 5% threshold.

5.             Income Tax Status

The Plan has received a determination letter from the IRS dated October 1, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Subsequent to this issuance of the determination letter, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

6.             Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Employer Identification # 36-3051915
Plan # 020

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

Current Value
Identity of Issuer	(thousands)
Aon Common Stock ESOP Fund

Common Stock

Aon Corporation Common Stock, 1.00 par*	$159,814

Short-Term Investment Fund

Mutual Fund

BlackRock Liquidity Funds FedFund Fund	261,500

Total Return Fund

Collective Trust

Ned Davis Research Asset Allocation Strategy Fund	95,186

Common Stock Index Fund

Collective Trust

State Street Global Advisors S&P 500 Strategy Fund*	207,179

Real Estate Securities Fund

Mutual Fund

Vanguard REIT Index Fund	49,856

Employer Identification # 36-3051915
Plan # 020

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

(continued)

Current Value
Identity of Issuer	(thousands)
Vanguard Capital Opportunities Fund

Mutual Fund

Vanguard Capital Opportunities Fund	$84,443

Dodge & Cox Common Stock Fund

Mutual Fund

Dodge & Cox Common Stock Fund	149,609

PIMCO Total Return Fund

Mutual Fund

PIMCO Total Return Fund	135,415

T. Rowe Price Growth Stock Fund

Mutual Fund

T. Rowe Price Growth Stock Fund	70,712

Wellington Small Cap Opportunities Fund

Mutual Fund

Wellington Small Cap Opportunities Fund	40,977

Employer Identification # 36-3051915
Plan # 020

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

(continued)

Current Value
Identity of Issuer	(thousands)
Vanguard Admiral Intermediate-Term Treasury Fund

Mutual Fund

Vanguard Admiral Intermediate-Term Treasury Fund	$103,121

American Funds Euro-Pacific Growth Fund

Mutual Fund

American Funds Euro-Pacific Growth Fund	165,208

Wells Fargo Small Cap Value Fund

Mutual Fund

Wells Fargo Small Cap Value Fund	43,095

Other Common and Preferred Stocks and Mutual Funds (Self-Managed Funds)

Brokerage Accounts

Other Common and Preferred Stocks, Mutual Funds and Other Investments	19,391

Aon Corporation Common Stock*	8

Participant Loans* (4.25% - 10.5%)	18,403

$1,603,917

*Party-in-interest transaction not prohibited by ERISA.